                                                       Cornerstone
                                                       Funds

                    Independent Auditors' Report

                    Final Report 2008
                    Financial Statements
                    As of November 30, 2008 (Liquidation of the
                    Partnerships) and December 31, 2007, and for the Period from January 1, 2008 to November 30,
                    2008 (Liquidation of the Partnerships) and for the Years Ended December 31, 2007, 2006, and 2005

[LOGO]

DEMETER MANAGEMENT CORPORATION

522 Fifth Avenue, 13th Floor
New York, NY 10036
Telephone (212) 296-1999

MORGAN STANLEY CORNERSTONE FUNDS
FINAL REPORT
2008

Dear Limited Partner:

 This marks the twenty-fourth and final annual report for Morgan Stanley Cornerstone Fund II L.P. and Morgan Stanley Cornerstone Fund III L.P. and the twenty-second and final annual report for Morgan Stanley Cornerstone Fund IV L.P. The Net Asset Value per Unit for each of the three Morgan Stanley Cornerstone Funds ("Fund(s)") on November 30, 2008 (before liquidation) was as follows:

                                                    % CHANGE
                    FUNDS                  N.A.V.   FOR YEAR
                    ----------------------------------------
                    Cornerstone Fund II   $4,491.39   34.3%
                    ----------------------------------------
                    Cornerstone Fund III  $5,595.50   35.2%
                    ----------------------------------------
                    Cornerstone Fund IV   $6,687.41   38.4%
                    ----------------------------------------

 Since their inception in 1985, Cornerstone Fund II and Cornerstone Fund III have returned 360.7% (a compound annualized return of 6.6%) and 473.9% (a compound annualized return of 7.6%), respectively. Since its inception in 1987, Cornerstone Fund IV has returned 585.9% (a compound annualized return of 9.3%). The Funds terminated their trading on October 31, 2008. Demeter Management Corporation withdrew as the general partner of the Funds effective November 30, 2008, and thereafter commenced liquidation of the Funds in accordance with each Limited Partnership Agreement.

 Should you have any questions concerning this report, please feel free to contact Demeter Management Corporation, 522 Fifth Avenue, 13th Floor, New York, NY 10036, or your Morgan Stanley Financial Advisor.

 I hereby affirm that, to the best of my knowledge and belief, the information contained in this report is accurate and complete. Past performance is no guarantee of future results.

Sincerely,
/s/ Walter J. Davis
Walter J. Davis
Chairman of the Board of Directors and President
Demeter Management Corporation,
General Partner of
Morgan Stanley Cornerstone Fund II L.P.
Morgan Stanley Cornerstone Fund III L.P.
Morgan Stanley Cornerstone Fund IV L.P.

 Managed futures investments are speculative, involve a high degree of risk, use significant leverage, are generally illiquid, have substantial charges, are subject to conflicts of interest, and are suitable only for the risk capital portion of an investor's portfolio. Before investing in any managed futures investment, qualified investors should read the prospectus or offering documents carefully for additional information with respect to charges, expenses, and risks. Past performance is no guarantee of future results.

 This report is based on information from multiple sources and Morgan Stanley makes no representation as to the accuracy or completeness of information from sources outside of Morgan Stanley.

MORGAN STANLEY CORNERSTONE FUNDS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Limited Partners and the General Partner of
Morgan Stanley Cornerstone Fund II L.P.
Morgan Stanley Cornerstone Fund III L.P.
Morgan Stanley Cornerstone Fund IV L.P.:

  We have audited the accompanying statements of financial condition of Morgan Stanley Cornerstone Fund II L.P., Morgan Stanley Cornerstone Fund III L.P., and Morgan Stanley Cornerstone Fund IV L.P. (collectively, the "Partnerships") as of November 30, 2008 and December 31, 2007, including the schedule of investment as of December 31, 2007, and the related statements of operations, changes in partners' capital, and cash flows for the period from January 1, 2008 to November 30, 2008 (liquidation of the Partnership), and the years ended December 31, 2007, 2006, and 2005. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, such financial statements present fairly, in all material respects, the financial position of Morgan Stanley Cornerstone Fund II L.P., Morgan Stanley Cornerstone Fund III L.P., and Morgan Stanley Cornerstone Fund IV L.P. as of November 30, 2008 (liquidation of the Partnership) and
December 31, 2007, and the results of their operations, changes in partners' capital, and their cash flows for the period from January 1, 2008 to November 30, 2008 (liquidation of the Partnership) and the years ended December 31, 2007, 2006 and 2005, in conformity with accounting principles generally accepted in the United States of America.

  As discussed in Note 1, the Partnerships commenced termination of trading on October 31, 2008. Demeter Management Corporation withdrew as general partner of the Partnerships on November 30, 2008, and commenced liquidation of the Partnership in accordance with the Partnership's Limited Partnership Agreement.

Sincerely,

/s/ Walter J. Davis
Walter J. Davis

New York, New York
February 23, 2009

MORGAN STANLEY CORNERSTONE FUND II L.P.

STATEMENTS OF FINANCIAL CONDITION

                                                          NOVEMBER 30,   DECEMBER 31,
                                                              2008           2007
                                                        ---------------- ------------
                                                        (LIQUIDATION OF
                                                        THE PARTNERSHIP)
                                                               $              $
                                       ASSETS
Trading Equity:
 Unrestricted cash                                         5,847,316      6,584,973
 Restricted cash                                              --            444,742
                                                           ---------      ---------
   Total Cash                                              5,847,316      7,029,715

 Net unrealized gain on open contracts (MS&Co.)               --             98,394
                                                           ---------      ---------
   Total Trading Equity                                    5,847,316      7,128,109
Interest receivable (MS&Co.)                                   1,653         15,021
Due from MS&Co.                                               --              3,416
                                                           ---------      ---------
   Total Assets                                            5,848,969      7,146,546
                                                           =========      =========

                         LIABILITIES AND PARTNERS' CAPITAL
LIABILITIES
Distributions payable                                      5,827,972         --
Accrued administrative expenses                               20,997         30,222
Redemptions payable                                           --             92,051
Accrued management fee                                        --             20,756
                                                           ---------      ---------
   Total Liabilities                                       5,848,969        143,029
                                                           ---------      ---------
PARTNERS' CAPITAL
Limited Partners (0 and 2,025.388 Units, respectively)        --          6,774,185
General Partner (0 and 68.567 Units, respectively)            --            229,332
                                                           ---------      ---------
   Total Partners' Capital                                    --          7,003,517
                                                           ---------      ---------
   Total Liabilities and Partners' Capital                 5,848,969      7,146,546
                                                           =========      =========
NET ASSET VALUE PER UNIT                                      --           3,344.64
                                                           =========      =========

STATEMENTS OF OPERATIONS

                                      FOR THE PERIOD FROM
                                      JANUARY 1, 2008 TO         FOR THE YEARS ENDED
                                       NOVEMBER 30, 2008             DECEMBER 31,
                                        (LIQUIDATION OF   ---------------------------------
                                       THE PARTNERSHIP)     2007        2006        2005
                                      ------------------- ---------  ----------  ----------
                                               $              $           $           $
INVESTMENT INCOME
 Interest income (MS&Co.)                     83,024        288,143     393,410     367,313
                                           ---------      ---------  ----------  ----------

EXPENSES
 Brokerage commissions (MS&Co.)              276,809        455,149     628,115     833,584
 Management fees                             204,586        279,695     361,586     506,875
 Common administrative expenses               32,000         49,000      50,000      41,000
 Transaction fees and costs                   14,294         28,518      40,840      48,642
                                           ---------      ---------  ----------  ----------
   Total Expenses                            527,689        812,362   1,080,541   1,430,101
                                           ---------      ---------  ----------  ----------

NET INVESTMENT LOSS                         (444,665)      (524,219)   (687,131) (1,062,788)
                                           ---------      ---------  ----------  ----------

TRADING RESULTS
Trading profit (loss):
 Realized                                  2,513,401        411,841     (53,928) (1,007,388)
 Net change in unrealized                    (98,394)      (160,111)   (259,538) (1,492,690)
                                           ---------      ---------  ----------  ----------
                                           2,415,007        251,730    (313,466) (2,500,078)
 Proceeds from Litigation Settlement           --             --         --           2,209
                                           ---------      ---------  ----------  ----------
   Total Trading Results                   2,415,007        251,730    (313,466) (2,497,869)
                                           ---------      ---------  ----------  ----------

NET INCOME (LOSS)                          1,970,342       (272,489) (1,000,597) (3,560,657)
                                           =========      =========  ==========  ==========

NET INCOME (LOSS) ALLOCATION:
Limited Partners                           1,898,861       (265,258)   (970,621) (3,469,605)
General Partner                               71,481         (7,231)    (29,976)    (91,052)

NET INCOME (LOSS) PER UNIT:
Limited Partners                            1,146.75        (108.65)    (300.21)    (905.38)
General Partner                             1,146.75        (108.65)    (300.21)    (905.38)

                                              UNITS         UNITS       UNITS       UNITS
                                            -------       ---------  ----------  ----------
WEIGHTED AVERAGE NUMBER
 OF UNITS OUTSTANDING                      1,806.949      2,351.802   2,936.644   3,708.410

  The accompanying notes are an integral part of these financial statements.

MORGAN STANLEY CORNERSTONE FUND III L.P.

STATEMENTS OF FINANCIAL CONDITION


                                                          NOVEMBER 30,   DECEMBER 31,
                                                              2008           2007
                                                        ---------------- ------------
                                                        (LIQUIDATION OF
                                                        THE PARTNERSHIP)
                                                               $              $
                                       ASSETS
Trading Equity:
 Unrestricted cash                                         16,076,096     15,925,629
 Restricted cash                                               --          1,251,653
                                                           ----------     ----------
   Total Cash                                              16,076,096     17,177,282
                                                           ----------     ----------

 Net unrealized gain on open contracts (MS&Co.)                --            741,994
 Net unrealized gain on open contracts (MSIP)                  --             54,095
                                                           ----------     ----------
   Total net unrealized gain on open contracts                 --            796,089
                                                           ----------     ----------
   Total Trading Equity                                    16,076,096     17,973,371
Interest receivable (MS&Co.)                                    4,484         36,546
Due from MS&Co.                                                --             12,811
                                                           ----------     ----------
   Total Assets                                            16,080,580     18,022,728
                                                           ==========     ==========
                         LIABILITIES AND PARTNERS' CAPITAL
LIABILITIES
Distributions payable                                      15,986,010         --
Accrued administrative expenses                                94,570        111,753
Redemptions payable                                            --            159,039
Accrued management fee                                         --             52,241
                                                           ----------     ----------
   Total Liabilities                                       16,080,580        323,033
                                                           ----------     ----------
PARTNERS' CAPITAL
Limited Partners (0 and 4,175.524 Units, respectively)         --         17,275,552
General Partner (0 and 102.516 Units, respectively)            --            424,143
                                                           ----------     ----------
   Total Partners' Capital                                     --         17,699,695
                                                           ----------     ----------
   Total Liabilities and Partners' Capital                 16,080,580     18,022,728
                                                           ==========     ==========
NET ASSET VALUE PER UNIT                                       --           4,137.34
                                                           ==========     ==========

STATEMENTS OF OPERATIONS


                                      FOR THE PERIOD FROM
                                      JANUARY 1, 2008 TO
                                       NOVEMBER 30, 2008   FOR THE YEARS ENDED DECEMBER 31,
                                        (LIQUIDATION OF   ----------------------------------
                                       THE PARTNERSHIP)      2007        2006        2005
                                      ------------------- ----------  ----------  ----------
                                               $               $           $           $
INVESTMENT INCOME
 Interest income (MS&Co.)                    226,011         671,543     845,718     602,016
                                           ---------      ----------  ----------  ----------

EXPENSES
 Management fees                             558,536         652,165     778,821     833,891
 Brokerage commissions (MS&Co.)              537,547         935,482   1,046,232     948,366
 Common administrative expenses               69,000          98,000      94,000      70,000
 Transaction fees and costs                   29,461          56,262      77,450      51,605
                                           ---------      ----------  ----------  ----------
   Total Expenses                          1,194,544       1,741,909   1,996,503   1,903,862
                                           ---------      ----------  ----------  ----------

NET INVESTMENT LOSS                         (968,533)     (1,070,366) (1,150,785) (1,301,846)
                                           ---------      ----------  ----------  ----------

TRADING RESULTS
Trading profit (loss):
 Realized                                  7,148,518         892,900   2,219,556    (992,550)
 Net change in unrealized                   (796,089)        264,103    (339,145)    409,603
                                           ---------      ----------  ----------  ----------
                                           6,352,429       1,157,003   1,880,411    (582,947)
 Proceeds from Litigation Settlement           --             --          --          26,287
                                           ---------      ----------  ----------  ----------
   Total Trading Results                   6,352,429       1,157,003   1,880,411    (556,660)
                                           ---------      ----------  ----------  ----------

NET INCOME (LOSS)                          5,383,896          86,637     729,626  (1,858,506)
                                           =========      ==========  ==========  ==========

NET INCOME (LOSS) ALLOCATION:
Limited Partners                           5,234,429          81,780     716,413  (1,832,088)
General Partner                              149,467           4,857      13,213     (26,418)

NET INCOME (LOSS) PER UNIT:
Limited Partners                            1,458.16           47.39      128.88     (257.70)
General Partner                             1,458.16           47.39      128.88     (257.70)

                                              UNITS          UNITS       UNITS       UNITS
                                            -------       ----------  ----------  ----------
WEIGHTED AVERAGE NUMBER
 OF UNITS OUTSTANDING                      3,780.688       4,655.090   5,418.723   6,245.909

  The accompanying notes are an integral part of these financial statements.

MORGAN STANLEY CORNERSTONE FUND IV L.P.

STATEMENTS OF FINANCIAL CONDITION

                                                          NOVEMBER 30,   DECEMBER 31,
                                                              2008           2007
                                                        ---------------- ------------
                                                        (LIQUIDATION OF
                                                        THE PARTNERSHIP)
                                                               $              $
                                       ASSETS
Trading Equity:
 Unrestricted cash                                         29,011,199     34,224,360
 Restricted cash                                               --            836,349
                                                           ----------     ----------
   Total Cash                                              29,011,199     35,060,709

 Net unrealized loss on open contracts (MS&Co.)                --           (393,917)
                                                           ----------     ----------
   Total Trading Equity                                    29,011,199     34,666,792
Interest receivable (MS&Co.)                                    8,069         70,792
Due from MS&Co.                                                --             17,409
                                                           ----------     ----------
   Total Assets                                            29,019,268     34,754,993
                                                           ==========     ==========
                         LIABILITIES AND PARTNERS' CAPITAL
LIABILITIES
Distributions payable                                      28,927,345         --
Accrued administrative expenses                                91,923        118,118
Redemptions payable                                            --            487,407
Accrued management fee                                         --            101,024
                                                           ----------     ----------
   Total Liabilities                                       29,019,268        706,549
                                                           ----------     ----------
PARTNERS' CAPITAL
Limited Partners (0 and 6,939.595 Units, respectively)         --         33,543,431
General Partner (0 and 104.479 Units, respectively)            --            505,013
                                                           ----------     ----------
   Total Partners' Capital                                     --         34,048,444
                                                           ----------     ----------
   Total Liabilities and Partners' Capital                 29,019,268     34,754,993
                                                           ==========     ==========
NET ASSET VALUE PER UNIT                                       --           4,833.63
                                                           ==========     ==========

STATEMENTS OF OPERATIONS

                                 FOR THE PERIOD FROM
                                 JANUARY 1, 2008 TO
                                  NOVEMBER 30, 2008    FOR THE YEARS ENDED DECEMBER 31,
                                   (LIQUIDATION OF   -----------------------------------
                                  THE PARTNERSHIP)      2007        2006        2005
                                 ------------------- ----------  ----------  -----------
                                          $               $           $           $
INVESTMENT INCOME
 Interest income (MS&Co.)               390,534       1,470,242   2,038,843    1,848,451
                                     ----------      ----------  ----------  -----------

EXPENSES
 Management fees                        988,865       1,472,326   1,903,186    2,619,089
 Brokerage commissions (MS&Co.)         722,141       1,435,974   2,033,041    2,714,539
 Common administrative expenses         110,000         173,000     175,000      139,000
                                     ----------      ----------  ----------  -----------
   Total Expenses                     1,821,006       3,081,300   4,111,227    5,472,628
                                     ----------      ----------  ----------  -----------

NET INVESTMENT LOSS                  (1,430,472)     (1,611,058) (2,072,384)  (3,624,177)
                                     ----------      ----------  ----------  -----------

TRADING RESULTS
Trading profit (loss):
 Realized                            11,199,408      (2,963,468)   (597,044) (10,036,703)
 Net change in unrealized               393,917      (1,823,465)   (544,339)  (4,373,970)
                                     ----------      ----------  ----------  -----------
   Total Trading Results             11,593,325      (4,786,933) (1,141,383) (14,410,673)
                                     ----------      ----------  ----------  -----------

NET INCOME (LOSS)                    10,162,853      (6,397,991) (3,213,767) (18,034,850)
                                     ==========      ==========  ==========  ===========

NET INCOME (LOSS) ALLOCATION:
Limited Partners                      9,969,172      (6,315,213) (3,182,959) (17,820,295)
General Partner                         193,681         (82,778)    (30,808)    (214,555)

NET INCOME (LOSS) PER UNIT:
Limited Partners                       1,853.78         (792.29)    (254.06)   (1,407.53)
General Partner                        1,853.78         (792.29)    (254.06)   (1,407.53)

                                         UNITS          UNITS       UNITS       UNITS
                                       -------       ----------  ----------  -----------
WEIGHTED AVERAGE NUMBER
 OF UNITS OUTSTANDING                 5,998.926       7,973.971   9,911.917   12,176.938

  The accompanying notes are an integral part of these financial statements.

MORGAN STANLEY CORNERSTONE FUND II L.P.

STATEMENTS OF CHANGES IN PARTNERS' CAPITAL

FOR THE PERIOD FROM JANUARY 1, 2008 TO NOVEMBER 30, 2008 (LIQUIDATION OF THE PARTNERSHIP) AND FOR THE YEARS ENDED DECEMBER 31, 2007, 2006, AND 2005

                                       UNITS OF
                                      PARTNERSHIP  LIMITED     GENERAL
                                       INTEREST    PARTNERS    PARTNER     TOTAL
                                      ----------- ----------  --------  ----------
                                                      $           $          $
Partners' Capital, December 31, 2004   3,998.749  18,161,153   468,530  18,629,683
Net loss                                  --      (3,469,605)  (91,052) (3,560,657)
Redemptions                             (637.022) (2,450,799)    --     (2,450,799)
                                      ----------  ----------  --------  ----------
Partners' Capital, December 31, 2005   3,361.727  12,240,749   377,478  12,618,227
Net loss                                  --        (970,621)  (29,976) (1,000,597)
Redemptions                             (750.385) (2,547,888)  (52,014) (2,599,902)
                                      ----------  ----------  --------  ----------
Partners' Capital, December 31, 2006   2,611.342   8,722,240   295,488   9,017,728
Net loss                                  --        (265,258)   (7,231)   (272,489)
Redemptions                             (517.387) (1,682,797)  (58,925) (1,741,722)
                                      ----------  ----------  --------  ----------
Partners' Capital, December 31, 2007   2,093.955   6,774,185   229,332   7,003,517
Net income                                --       1,898,861    71,481   1,970,342
Redemptions                             (796.367) (3,085,664)  (60,223) (3,145,887)
Distributions                         (1,297.588) (5,587,382) (240,590) (5,827,972)
                                      ----------  ----------  --------  ----------
Partners' Capital, November 30, 2008      --          --         --         --
                                      ==========  ==========  ========  ==========

MORGAN STANLEY CORNERSTONE FUND III L.P.

STATEMENTS OF CHANGES IN PARTNERS' CAPITAL

FOR THE PERIOD FROM JANUARY 1, 2008 TO NOVEMBER 30, 2008 (LIQUIDATION OF THE PARTNERSHIP) AND FOR THE YEARS ENDED DECEMBER 31, 2007, 2006, AND 2005

                                       UNITS OF
                                      PARTNERSHIP   LIMITED     GENERAL
                                       INTEREST     PARTNERS    PARTNER     TOTAL
                                      ----------- -----------  --------  -----------
                                                       $           $          $
Partners' Capital, December 31, 2004   6,615.512   27,476,835   432,491   27,909,326
Net loss                                  --       (1,832,088)  (26,418)  (1,858,506)
Redemptions                             (819.503)  (3,092,412)    --      (3,092,412)
                                      ----------  -----------  --------  -----------
Partners' Capital, December 31, 2005   5,796.009   22,552,335   406,073   22,958,408
Net income                                --          716,413    13,213      729,626
Redemptions                             (764.829)  (3,110,749)    --      (3,110,749)
                                      ----------  -----------  --------  -----------
Partners' Capital, December 31, 2006   5,031.180   20,157,999   419,286   20,577,285
Net income                                --           81,780     4,857       86,637
Redemptions                             (753.140)  (2,964,227)    --      (2,964,227)
                                      ----------  -----------  --------  -----------
Partners' Capital, December 31, 2007   4,278.040   17,275,552   424,143   17,699,695
Net income                                --        5,234,429   149,467    5,383,896
Redemptions                           (1,421.100)  (7,019,262)  (78,319)  (7,097,581)
Distributions                         (2,856.940) (15,490,719) (495,291) (15,986,010)
                                      ----------  -----------  --------  -----------
Partners' Capital, November 30, 2008      --           --         --          --
                                      ==========  ===========  ========  ===========

  The accompanying notes are an integral part of these financial statements.

MORGAN STANLEY CORNERSTONE FUND IV L.P.

STATEMENTS OF CHANGES IN PARTNERS' CAPITAL

FOR THE PERIOD FROM JANUARY 1, 2008 TO NOVEMBER 30, 2008 (LIQUIDATION OF THE PARTNERSHIP) AND FOR THE YEARS ENDED DECEMBER 31, 2007, 2006, AND 2005

                                       UNITS OF
                                      PARTNERSHIP   LIMITED     GENERAL
                                       INTEREST     PARTNERS    PARTNER      TOTAL
                                      ----------- -----------  ---------  -----------
                                                       $           $           $
Partners' Capital December 31, 2004   13,031.460   93,819,259  1,147,630   94,966,889
Net loss                                  --      (17,820,295)  (214,555) (18,034,850)
Redemptions                           (2,012.989) (11,889,626)  (254,061) (12,143,687)
                                      ----------  -----------  ---------  -----------
Partners' Capital, December 31, 2005  11,018.471   64,109,338    679,014   64,788,352
Net loss                                  --       (3,182,959)   (30,808)  (3,213,767)
Redemptions                           (2,120.612) (11,455,528)   (60,415) (11,515,943)
                                      ----------  -----------  ---------  -----------
Partners' Capital, December 31, 2006   8,897.859   49,470,851    587,791   50,058,642
Net loss                                  --       (6,315,213)   (82,778)  (6,397,991)
Redemptions                           (1,853.785)  (9,612,207)     --      (9,612,207)
                                      ----------  -----------  ---------  -----------
Partners' Capital, December 31, 2007   7,044.074   33,543,431    505,013   34,048,444
Net income                                --        9,969,172    193,681   10,162,853
Redemptions                           (2,718.432) (15,283,952)     --     (15,283,952)
Distributions                         (4,325.642) (28,228,651)  (698,694) (28,927,345)
                                      ----------  -----------  ---------  -----------
Partners' Capital, November 30, 2008      --           --          --          --
                                      ==========  ===========  =========  ===========

  The accompanying notes are an integral part of these financial statements.

MORGAN STANLEY CORNERSTONE FUND II L.P.

STATEMENTS OF CASH FLOWS

                                                      FOR THE PERIOD FROM
                                                      JANUARY 1, 2008 TO
                                                       NOVEMBER 30, 2008   FOR THE YEARS ENDED DECEMBER 31,
                                                        (LIQUIDATION OF   ----------------------------------
                                                       THE PARTNERSHIP)      2007        2006        2005
                                                      ------------------- ----------  ----------  ----------
                                                               $              $           $           $
CASH FLOWS FROM
 OPERATING ACTIVITIES
Net income (loss)                                          1,970,342        (272,489) (1,000,597) (3,560,657)
Noncash item included in net income (loss):
  Net change in unrealized                                    98,394         160,111     259,538   1,492,690
(Increase) decrease in operating assets:
  Restricted cash                                            444,742         144,211     791,855   1,448,295
  Interest receivable (MS&Co.)                                13,368          14,301       6,154      (8,347)
  Due from MS&Co.                                              3,416          13,472      (5,178)     50,678
Increase (decrease) in operating liabilities:
  Accrued administrative expenses                             (9,225)            535      (2,521)     (5,084)
  Accrued management fees                                    (20,756)         (5,876)    (11,254)    (16,779)
                                                          ----------      ----------  ----------  ----------
Net cash provided by (used for) operating activities       2,500,281          54,265      37,997    (599,204)
                                                          ----------      ----------  ----------  ----------

CASH FLOWS FROM
 FINANCING ACTIVITIES
Cash paid for redemptions or distributions of Units       (3,237,938)     (1,736,328) (2,846,464) (2,175,467)
                                                          ----------      ----------  ----------  ----------
Net cash used for financing activities                    (3,237,938)     (1,736,328) (2,846,464) (2,175,467)
                                                          ----------      ----------  ----------  ----------
Net decrease in unrestricted cash                           (737,657)     (1,682,063) (2,808,467) (2,774,671)

Unrestricted cash at beginning of period                   6,584,973       8,267,036  11,075,503  13,850,174
                                                          ----------      ----------  ----------  ----------

Unrestricted cash at end of period                         5,847,316       6,584,973   8,267,036  11,075,503
                                                          ==========      ==========  ==========  ==========

  The accompanying notes are an integral part of these financial statements.

MORGAN STANLEY CORNERSTONE FUND III L.P.

STATEMENTS OF CASH FLOWS

                                                      FOR THE PERIOD FROM
                                                      JANUARY 1, 2008 TO
                                                       NOVEMBER 30, 2008   FOR THE YEARS ENDED DECEMBER 31,
                                                        (LIQUIDATION OF   ----------------------------------
                                                       THE PARTNERSHIP)      2007        2006        2005
                                                      ------------------- ----------  ----------  ----------
                                                               $              $           $           $
CASH FLOWS FROM
 OPERATING ACTIVITIES
Net income (loss)                                          5,383,896          86,637     729,626  (1,858,506)
Noncash item included in net income (loss):
  Net change in unrealized                                   796,089        (264,103)    339,145    (409,603)
(Increase) decrease in operating assets:
  Restricted cash                                          1,251,653       1,417,158    (988,707)  1,743,314
  Interest receivable (MS&Co.)                                32,062          30,965      (5,859)    (20,356)
  Due from MS&Co.                                             12,811          21,678       6,721     (26,090)
Increase (decrease) in operating liabilities:
  Accrued administrative expenses                            (17,183)          3,000      (3,607)     (7,310)
  Accrued management expenses                                (52,241)         (8,982)     (6,658)    (14,595)
                                                          ----------      ----------  ----------  ----------
Net cash provided by (used for) operating activities       7,407,087       1,286,353      70,661    (593,146)
                                                          ----------      ----------  ----------  ----------

CASH FLOWS FROM
 FINANCING ACTIVITIES
Cash paid for redemptions or distributions of Units       (7,256,620)     (3,157,490) (3,005,683) (3,130,920)
                                                          ----------      ----------  ----------  ----------
Net cash used for financing activities                    (7,256,620)     (3,157,490) (3,005,683) (3,130,920)
                                                          ----------      ----------  ----------  ----------
Net increase (decrease) in unrestricted cash                 150,467      (1,871,137) (2,935,022) (3,724,066)

Unrestricted cash at beginning of period                  15,925,629      17,796,766  20,731,788  24,455,854
                                                          ----------      ----------  ----------  ----------

Unrestricted cash at end of period                        16,076,096      15,925,629  17,796,766  20,731,788
                                                          ==========      ==========  ==========  ==========

  The accompanying notes are an integral part of these financial statements.

MORGAN STANLEY CORNERSTONE FUND IV L.P.

STATEMENTS OF CASH FLOWS

                                                      FOR THE PERIOD FROM
                                                      JANUARY 1, 2008 TO
                                                       NOVEMBER 30, 2008     FOR THE YEARS ENDED DECEMBER 31,
                                                        (LIQUIDATION OF   -------------------------------------
                                                       THE PARTNERSHIP)       2007         2006         2005
                                                      ------------------- -----------  -----------  -----------
                                                               $               $            $            $
CASH FLOWS FROM
 OPERATING ACTIVITIES
Net income (loss)                                          10,162,853      (6,397,991)  (3,213,767) (18,034,850)
Noncash item included in net income (loss):
  Net change in unrealized                                   (393,917)      1,823,465      544,339    4,373,970
(Increase) decrease in operating assets:
  Restricted cash                                             836,349        (409,349)    (224,000)     445,902
  Interest receivable (MS&Co.)                                 62,723          88,359       11,166      (47,477)
  Due from MS&Co.                                              17,409          31,776        6,565      (23,388)
Increase (decrease) in operating liabilities:
  Accrued administrative expenses                             (26,195)          8,410       (1,180)     (12,326)
  Accrued management fees                                    (101,024)        (49,287)     (42,814)     (87,016)
                                                          -----------     -----------  -----------  -----------
Net cash provided by (used for) operating activities       10,558,198      (4,904,617)  (2,919,691) (13,385,185)
                                                          -----------     -----------  -----------  -----------

CASH FLOWS FROM
 FINANCING ACTIVITIES
Cash paid for redemptions or distributions of Units       (15,771,359)    (10,451,033) (11,422,372) (11,712,375)
                                                          -----------     -----------  -----------  -----------
Net cash used for financing activities                    (15,771,359)    (10,451,033) (11,422,372) (11,712,375)
                                                          -----------     -----------  -----------  -----------
Net decrease in unrestricted cash                          (5,213,161)    (15,355,650) (14,342,063) (25,097,560)

Unrestricted cash at beginning of period                   34,224,360      49,580,010   63,922,073   89,019,633
                                                          -----------     -----------  -----------  -----------

Unrestricted cash at end of period                         29,011,199      34,224,360   49,580,010   63,922,073
                                                          ===========     ===========  ===========  ===========

  The accompanying notes are an integral part of these financial statements.

MORGAN STANLEY CORNERSTONE FUND II L.P.

CONDENSED SCHEDULES OF INVESTMENTS

NOVEMBER 30, 2008 (LIQUIDATION OF THE PARTNERSHIP) AND DECEMBER 31, 2007

              NOVEMBER 30, 2008, PARTNERSHIP NET ASSETS: $0
AS OF NOVEMBER 30, 2008, THE PARTNERSHIP HELD NO FUTURES OR FORWARD CONTRACTS; THEREFORE, THERE WERE NO NET UNREALIZED GAINS OR LOSSES ON FUTURES OR FORWARD CONTRACTS.

DECEMBER 31, 2007, PARTNERSHIP NET ASSETS: $7,003,517
                                                       LONG UNREALIZED  PERCENTAGE   SHORT UNREALIZED  PERCENTAGE
FUTURES AND FORWARD CONTRACTS                            GAIN/(LOSS)   OF NET ASSETS   GAIN (LOSS)    OF NET ASSETS
-----------------------------                          --------------- ------------- ---------------- -------------
                                                              $              %              $               %
            Commodity                                        5,659          0.08          (1,460)         (0.02)
            Equity                                          17,639          0.25          (3,360)         (0.05)
            Foreign currency                               (23,706)        (0.34)        (45,218)         (0.65)
            Interest rate                                   24,883          0.36          30,805           0.44
                                                           -------         -----         -------          -----
              Grand Total:                                  24,475          0.35         (19,233)         (0.28)
                                                           =======         =====         =======          =====
              Unrealized Currency Gain

             Total Net Unrealized Gain


DECEMBER 31, 2007, PARTNERSHIP NET ASSETS: $7,003,517
                                                       NET UNREALIZED
FUTURES AND FORWARD CONTRACTS                           GAIN/(LOSS)
-----------------------------                          --------------
                                                             $
            Commodity                                       4,199
            Equity                                         14,279
            Foreign currency                              (68,924)
            Interest rate                                  55,688
                                                          -------
              Grand Total:                                  5,242

              Unrealized Currency Gain                     93,152
                                                          -------
             Total Net Unrealized Gain                     98,394
                                                          =======

  The accompanying notes are an integral part of these financial statements.

MORGAN STANLEY CORNERSTONE FUND III L.P.

CONDENSED SCHEDULES OF INVESTMENTS

NOVEMBER 30, 2008 (LIQUIDATION OF THE PARTNERSHIP) AND DECEMBER 31, 2007

              NOVEMBER 30, 2008, PARTNERSHIP NET ASSETS: $0
AS OF NOVEMBER 30, 2008, THE PARTNERSHIP HELD NO FUTURES OR FORWARD CONTRACTS; THEREFORE, THERE WERE NO NET UNREALIZED GAINS OR LOSSES ON FUTURES OR FORWARD CONTRACTS.

DECEMBER 31, 2007, PARTNERSHIP NET ASSETS: $17,699,695
                                                        LONG UNREALIZED  PERCENTAGE   SHORT UNREALIZED  PERCENTAGE
FUTURES AND FORWARD CONTRACTS                             GAIN/(LOSS)   OF NET ASSETS   GAIN (LOSS)    OF NET ASSETS
-----------------------------                           --------------- ------------- ---------------- -------------
                                                               $              %              $               %
             Commodity                                      413,874          2.34          53,390           0.30
             Equity                                          22,161          0.13          92,328           0.52
             Foreign currency                              (119,794)        (0.68)        190,608           1.07
             Interest rate                                  163,283          0.92          (2,579)         (0.01)
                                                           --------         -----         -------          -----
               Grand Total:                                 479,524          2.71         333,747           1.88
                                                           ========         =====         =======          =====
              Unrealized Currency Loss

              Total Net Unrealized Gain


DECEMBER 31, 2007, PARTNERSHIP NET ASSETS: $17,699,695
                                                        NET UNREALIZED
FUTURES AND FORWARD CONTRACTS                            GAIN/(LOSS)
-----------------------------                           --------------
                                                              $
             Commodity                                     467,264
             Equity                                        114,489
             Foreign currency                               70,814
             Interest rate                                 160,704
                                                           -------
               Grand Total:                                813,271

              Unrealized Currency Loss                     (17,182)
                                                           -------
              Total Net Unrealized Gain                    796,089
                                                           =======

  The accompanying notes are an integral part of these financial statements.

MORGAN STANLEY CORNERSTONE FUND IV L.P.

CONDENSED SCHEDULES OF INVESTMENTS

NOVEMBER 30, 2008 (LIQUIDATION OF THE PARTNERSHIP) AND DECEMBER 31, 2007

              NOVEMBER 30, 2008, PARTNERSHIP NET ASSETS: $0
AS OF NOVEMBER 30, 2008, THE PARTNERSHIP HELD NO FUTURES OR FORWARD CONTRACTS; THEREFORE, THERE WERE NO NET UNREALIZED GAINS OR LOSSES ON FUTURES OR FORWARD CONTRACTS.

DECEMBER 31, 2007, PARTNERSHIP NET ASSETS: $34,048,444
                                                        LONG UNREALIZED  PERCENTAGE   SHORT UNREALIZED  PERCENTAGE
FUTURES AND FORWARD CONTRACTS                               (LOSS)      OF NET ASSETS       GAIN       OF NET ASSETS
-----------------------------                           --------------- ------------- ---------------- -------------
                                                               $              %              $               %
          Foreign currency                                 (686,274)        (2.02)        292,357          0.86
                                                           --------         -----         -------          ----
            Grand Total:                                   (686,274)        (2.02)        292,357          0.86
                                                           ========         =====         =======          ====
           Unrealized Currency Gain (Loss)

            Total Net Unrealized Loss


DECEMBER 31, 2007, PARTNERSHIP NET ASSETS: $34,048,444
                                                        NET UNREALIZED
FUTURES AND FORWARD CONTRACTS                               (LOSS)
-----------------------------                           --------------
                                                              $
          Foreign currency                                 (393,917)
                                                           --------
            Grand Total:                                   (393,917)

           Unrealized Currency Gain (Loss)                    --
                                                           --------
            Total Net Unrealized Loss                      (393,917)
                                                           ========

  The accompanying notes are an integral part of these financial statements.

MORGAN STANLEY CORNERSTONE FUNDS

NOTES TO FINANCIAL STATEMENTS


--------------------------------------------------------------------------------
1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
ORGANIZATION. Morgan Stanley Cornerstone Fund II L.P. ("Cornerstone II"), Morgan Stanley Cornerstone Fund III L.P. ("Cornerstone III"), and Morgan
Stanley Cornerstone Fund IV L.P. ("Cornerstone IV") (individually, a "Partnership", or collectively, the "Partnerships"), are limited partnerships organized to engage in the speculative trading of futures contracts, options on futures contracts, and forward contracts on foreign currencies and other commodity interests (collectively, "Futures Interests").

  The Partnerships terminated trading on October 31, 2008. Demeter Management Corporation ("Demeter"), the general partner of the Partnerships, withdrew from the Partnerships effective November 30, 2008, and commenced dissolution of the Partnerships in accordance with each Partnership's Limited Partnership Agreement. Dissolution is anticipated to be completed in the first quarter of 2009.

  Effective November 1, 2008, the Management Agreements among Cornerstone II, Demeter and John W. Henry & Company, Inc. and Cornerstone II, Demeter and Northfield Trading L.P. have been terminated.

  Effective November 1, 2008, the Management Agreements among Cornerstone III, Demeter and Graham Capital Management, L.P. and Cornerstone III, Demeter and Sunrise Capital Management, Inc. have been terminated.

  Effective November 1, 2008, the Management Agreements among Cornerstone IV, Demeter and John W. Henry & Company, Inc. and Cornerstone IV, Demeter and Sunrise Capital Management, Inc. have been terminated.

  The Partnerships' general partner was Demeter. The commodity brokers for Cornerstone II and Cornerstone III were Morgan Stanley & Co. Incorporated ("MS&Co.") and Morgan Stanley & Co. International plc ("MSIP"). Cornerstone IV's sole commodity broker was MS&Co. MS&Co. acted as the counterparty on all trading of foreign currency forward contracts. MSIP served as the commodity broker for trades on the London Metal Exchange. Demeter, MS&Co., and MSIP are wholly-owned subsidiaries of Morgan Stanley.

  On April 1, 2007, Morgan Stanley merged Morgan Stanley DW Inc. ("Morgan Stanley DW") into MS&Co. Upon completion of the merger, the surviving entity, MS&Co., became the Partnerships' principal U.S. commodity broker-dealer.

  Demeter was required to maintain a 1% minimum interest in the equity of each Partnership and income (losses) were shared by Demeter and the limited partners based upon their proportional ownership interests.

USE OF ESTIMATES. The financial statements were prepared in accordance with accounting principles generally accepted in the United States of America, which require management to make estimates and assumptions that affect the reported amounts in the financial statements and related disclosures. Management believes that the estimates utilized in the preparation of the financial statements are prudent and reasonable. Actual results could differ from those estimates.

MORGAN STANLEY CORNERSTONE FUNDS

NOTES TO FINANCIAL STATEMENTS
(continued)


REVENUE RECOGNITION. Futures Interests are open commitments until settlement date, at which time they are realized. They were valued at fair value on a daily basis and the resulting net change in unrealized gains and losses was reflected in the change in unrealized trading profit (loss) on open contracts from one period to the next on the Statements of Operations. Monthly, MS&Co. paid each Partnership interest income on 80% of its average daily Net Assets for the month at a rate equal to the monthly average yield on 13-week U.S. Treasury bills. For purposes of such interest payments to Cornerstone IV, Net Assets did not include monies owed to the Partnership on Futures Interests.

  The Partnerships' functional currency was the U.S. dollar; however, the Partnerships could have transacted business in currencies other than the U.S. dollar. Assets and liabilities denominated in currencies other than the U.S. dollar were translated into U.S. dollars at the rates in effect at the date of the Statements of Financial Condition. Income and expense items denominated in currencies other than the U.S. dollar were translated into U.S. dollars at the rates in effect during the period. Gains and losses resulting from the translation to U.S. dollars were reported in income currently.

NET INCOME (LOSS) PER UNIT. Net income (loss) per unit of limited partnership interest ("Unit(s)") was computed using the weighted average number of Units outstanding during the period.

TRADING EQUITY. The Partnerships' asset "Trading Equity," reflected on the Statements of Financial Condition, consists of (A) cash on deposit with MS&Co. and MSIP for Cornerstone II and Cornerstone III, and with MS&Co. for Cornerstone IV, to be used as margin for trading; (B) net unrealized gains or losses on futures and forward contracts, which were valued at fair value and calculated as the difference between original contract value and fair value; and, if any, (C) options purchased at fair value. Options written at fair value were recorded in Liabilities. As of November 30, 2008, the Partnerships had no futures or forward contracts. Therefore, there were no net unrealized gains or losses on futures or forward contracts.

  The Partnerships, in their normal course of business, entered into various contracts with MS&Co. and/or MSIP acting as their commodity brokers. Pursuant to brokerage agreements with MS&Co. and/or MSIP, to the extent that such trading resulted in unrealized gains or losses, these amounts were offset and reported on a net basis on the Partnerships' Statements of Financial Condition.

  The Partnerships have offset the fair value amounts recognized for forward contracts executed with the same counterparty as allowable under the terms of their master netting agreements with MS&Co., as the sole counterparty on such contracts. The Partnerships have consistently applied their right to offset.

RESTRICTED AND UNRESTRICTED CASH. As reflected on the Partnerships' Statements of Financial Condition, restricted cash equaled the cash portion of assets on deposit to meet margin requirements plus the cash required to offset unrealized losses on foreign currency forwards and options and offset losses on offset London Metal Exchange positions. All of these amounts were maintained separately. Cash that was not classified as restricted cash was therefore classified as unrestricted cash.

MORGAN STANLEY CORNERSTONE FUNDS

NOTES TO FINANCIAL STATEMENTS
(continued)



BROKERAGE COMMISSIONS AND RELATED TRANSACTION FEES AND COSTS. Prior to November 1, 2008, brokerage commissions and related transaction fees and costs for each Partnership were accrued on a half-turn basis at 80% and 100%, respectively, of the rates MS&Co. charged retail commodity customers and parties that were not clearinghouse members, respectively. Brokerage commissions and transaction fees and costs combined for each Partnership were capped at 13/20 of 1% per month (a 7.8% maximum annual rate) of the adjusted Net Assets allocated to each trading program employed by the Partnerships' trading managers.

  Effective November 1, 2008, no brokerage commissions were charged on any remaining Partnerships' Net Assets.

OPERATING EXPENSES. Each Partnership entered into an exchange agreement pursuant to which certain common administrative expenses (i.e., legal, auditing, accounting, filing fees, and other related expenses) were shared by each of the Partnerships based upon the number of outstanding Units of each Partnership during the month in which such expenses were incurred. In addition, prior to November 1, 2008, each Partnership incurred a monthly management fee and could have incurred incentive fees. Demeter bore all other operating expenses.

REDEMPTIONS. Limited partners were able to redeem some or all of their Units, at 100% of the Net Asset Value per Unit as of the last day of any month upon fifteen day's advance notice by redemption form to Demeter.

DISTRIBUTIONS. Distributions, other than redemptions of Units, were made on a pro-rata basis at the sole discretion of Demeter. On December 15, 2008, a final distribution of Net Assets of $4,491.39, $5,595.50, and $6,687.41 per share for Cornerstone II, Cornerstone III, and Cornerstone IV, respectively, was distributed to unitholders of record on November 1, 2008.

INCOME TAXES. No provision for income taxes has been made in the accompanying financial statements, as partners are individually responsible for reporting income or loss based upon their respective share of each Partnership's revenues and expenses for income tax purposes. The Partnerships file U.S. federal and state tax returns. The 2005 through 2008 tax years generally remain subject to examination by U.S. federal and most state tax authorities.

LITIGATION SETTLEMENT. Cornerstone II and Cornerstone III received notification of a preliminary entitlement to payment from the Sumitomo Copper Litigation Settlement Administrator, and each Partnership received a settlement award payment in the amount of $2,209 and $26,287, respectively, during November 2005. Any amounts received were accounted for in the period received, for the benefit of the limited partners at the date of receipt.

MORGAN STANLEY CORNERSTONE FUNDS

NOTES TO FINANCIAL STATEMENTS
(continued)



NEW ACCOUNTING DEVELOPMENTS. In September 2006, the Financial Accounting Standards Board (the "FASB") issued Statement of Financial Accounting Standards No. 157 ("SFAS 157"), "Fair Value Measurements". SFAS 157 requires use of a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three levels: Level 1--quoted market prices in active markets for identical assets and liabilities; Level 2--inputs other than quoted market prices that are observable for the asset or liability, either directly or indirectly (including quoted prices for similar investments, interest rates, credit risk); and Level 3--unobservable inputs for the asset or liability (including the Partnership's own assumptions used in determining the fair value of investments).

  The Partnerships adopted SFAS 157 as of January 1, 2008. The adoption of SFAS 157 did not have a material impact on the Partnerships' financial statements.

  The Partnerships held no investments as of November 30, 2008.

--------------------------------------------------------------------------------
2. RELATED PARTY TRANSACTIONS
Each Partnership paid brokerage commissions to MS&Co. (Morgan Stanley DW through March 31, 2007) as described in Note 1. Cornerstone II and Cornerstone III's cash was on deposit with Morgan Stanley DW (through March 31, 2007), MS&Co., and MSIP, and Cornerstone IV's cash was on deposit with Morgan Stanley DW (through March 31, 2007) and MS&Co., in futures interests trading accounts to meet margin requirements as needed. MS&Co. (Morgan Stanley DW through March 31, 2007) paid interest on these funds as described in Note 1.

--------------------------------------------------------------------------------
3. TRADING MANAGERS
Demeter, on behalf of each Partnership, retained certain commodity trading managers to make all trading decisions for the Partnerships. The trading managers for each Partnership for the period covered by this report to October 31, 2008, were as follows:

Morgan Stanley Cornerstone Fund II L.P.
  John W. Henry & Company, Inc.
  Northfield Trading L.P.

Morgan Stanley Cornerstone Fund III L.P.
  Graham Capital Management, L.P.
  Sunrise Capital Management, Inc.

Morgan Stanley Cornerstone Fund IV L.P.
  John W. Henry & Company, Inc.
  Sunrise Capital Management, Inc.

MORGAN STANLEY CORNERSTONE FUNDS

NOTES TO FINANCIAL STATEMENTS
(continued)



  Compensation to the trading managers by the Partnerships consisted of a management fee and an incentive fee as follows:

MANAGEMENT FEE. Each Partnership's management fee was accrued at the rate of 7/24 of 1% per month (a 3.5% annual rate) of the Net Assets under management by each trading manager at each month end.

  Effective November 1, 2008, no management fees were accrued by the Partnerships.

INCENTIVE FEE. Each Partnership paid an annual incentive fee equal to 15% of the new appreciation in Net Assets, as defined in the Limited Partnership Agreements, as of the end of each annual incentive period ending December 31, except for Cornerstone IV, which paid an incentive fee at the end of each annual incentive period ending May 31. New appreciation represented the amount by which Net Assets were increased by profits from futures, forwards, and options trading that exceeded losses after brokerage commissions, management fees, transaction fees and costs, and common administrative expenses were deducted. Such incentive fee was accrued in each month in which new appreciation occurred. In those months in which new appreciation was negative, previous accruals, if any, during the incentive period were reduced. In those instances in which a limited partner redeemed an investment, the incentive fee (if earned through a redemption date) was paid on that redemption to the trading manager in the month of such redemption.

  Effective November 1, 2008, no incentive fees were accrued by the Partnerships.

--------------------------------------------------------------------------------
4. FINANCIAL INSTRUMENTS
The Partnerships traded Futures Interests. Futures and forwards represent contracts for delayed delivery of an instrument at a specified date and price. Risk arises from changes in the value of these contracts and the potential inability of counterparties to perform under the terms of the contracts. There are numerous factors which may significantly influence the fair value of these contracts, including interest rate volatility.

  The fair value of exchange-traded contracts is based on the settlement price quoted by the exchange on the day with respect to which fair value is being determined. If an exchange-traded contract could not have been liquidated on such day due to the operation of daily limits or other rules of the exchange, the settlement price shall be the settlement price on the first subsequent day on which the contract could be liquidated. The fair value of off-exchange-traded contracts is based on the fair value quoted by the counterparty.

MORGAN STANLEY CORNERSTONE FUNDS

NOTES TO FINANCIAL STATEMENTS
(continued)


  The Partnerships' contracts were accounted for on a trade-date basis and marked to market on a daily basis. Each Partnership accounted for its derivative investments in accordance with the provisions of Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" (''SFAS No. 133"). SFAS No. 133 defines a derivative as a financial instrument or other contract that has all three of the following characteristics:
(1)One or more underlying notional amounts or payment provisions;
(2)Requires no initial net investment or a smaller initial net investment than would be required relative to changes in market factors;
(3)Terms require or permit net settlement.

  Generally, derivatives include futures, forward, swap or options contracts, and other financial instruments with similar characteristics such as caps, floors, and collars.

  The net unrealized gains (losses) on open contracts at November 30, 2008 (liquidation of the Partnerships), and December 31, 2007, reported as a component of "Trading Equity" on the Statements of Financial Condition, and their longest contract maturities are as follows:

  As of November 30, 2008, the Partnerships held no futures or forward contracts; therefore, there were no net unrealized gains or losses on open contracts.

CORNERSTONE II

                          NET UNREALIZED GAINS/(LOSSES)
                              ON OPEN CONTRACTS         LONGEST MATURITIES
                          ----------------------------- -------------------
                                       OFF-                         OFF-
                          EXCHANGE-  EXCHANGE-          EXCHANGE- EXCHANGE-
              DATE         TRADED     TRADED    TOTAL    TRADED    TRADED
              ---         ---------  ---------  ------  --------- ---------
                              $          $        $
       December 31, 2007   160,568    (62,174)  98,394  Dec. 2008 Mar. 2008

CORNERSTONE III

                             NET UNREALIZED GAINS
                               ON OPEN CONTRACTS      LONGEST MATURITIES
                          --------------------------- -------------------
                                      OFF-                        OFF-
                          EXCHANGE- EXCHANGE-         EXCHANGE- EXCHANGE-
              DATE         TRADED    TRADED    TOTAL   TRADED    TRADED
              ---         --------- --------- ------- --------- ---------
                              $         $        $
       December 31, 2007   725,294   70,795   796,089 Jun. 2009 Mar. 2008

MORGAN STANLEY CORNERSTONE FUNDS

NOTES TO FINANCIAL STATEMENTS
(continued)


CORNERSTONE IV

                             NET UNREALIZED LOSSES
                               ON OPEN CONTRACTS       LONGEST MATURITIES
                         ----------------------------  -------------------
                                     OFF-                          OFF-
                         EXCHANGE- EXCHANGE-           EXCHANGE- EXCHANGE-
             DATE         TRADED    TRADED     TOTAL    TRADED    TRADED
             ---         --------- --------- --------  --------- ---------
                             $         $         $
      December 31, 2007     --     (393,917) (393,917)    --     Mar. 2008

  The Partnerships had credit risk associated with counterparty nonperformance. As of the date of the financial statements, the credit risk associated with the instruments in which the Partnerships traded was limited to the amounts reflected in the Partnerships' Statements of Financial Condition.

  The Partnerships also had credit risk because MS&Co. and/or MSIP acted as the futures commission merchants or the counterparties, with respect to most of the Partnerships' assets. Exchange-traded futures, exchange-traded forward, and exchange-traded futures-styled options contracts are marked to market on a daily basis, with variations in value settled on a daily basis. MS&Co. and/or MSIP, each acting as a commodity broker for each Partnership's exchange-traded futures, exchange-traded forward, and exchange-traded futures-styled options contracts, were required, pursuant to regulations of the Commodity Futures Trading Commission, to segregate from their own assets, and for the sole benefit of their commodity customers, all funds held by them with respect to exchange-traded futures, exchange-traded forward, and exchange-trade futures-styled options contracts, including an amount equal to the net unrealized gains (losses) on all open exchange-traded futures, exchange-traded forward, and exchange-traded futures-styled options contracts, which funds, in the aggregate, totaled at November 30, 2008 (liquidation of the Partnerships), and December 31, 2007, respectively, $5,847,316 and $7,190,283 for
Cornerstone II and $16,076,096 and $17,902,576 for Cornerstone III. With respect to each Partnership's off-exchange-traded forward currency contracts, there were no daily settlements of variation in value, nor was there any requirement that an amount equal to the net unrealized gains (losses) on such contracts be segregated. However, each Partnership was required to meet margin requirements equal to the net unrealized loss on open forward currency contracts in each Partnership accounts with the counterparty, which was accomplished by daily maintenance of the cash balance in a custody account held at MS&Co. With respect to those off-exchange-traded forward currency contracts, the Partnerships were at risk to the ability of MS&Co., the sole counterparty on all such contracts, to perform. Each Partnership had a netting agreement with MS&Co. These agreements, which sought to reduce both the Partnerships' and MS&Co.'s exposure on off-exchange-traded forward currency contracts, should have materially decreased the Partnerships' credit risk in the event of MS&Co.'s bankruptcy or insolvency.

MORGAN STANLEY CORNERSTONE FUNDS

NOTES TO FINANCIAL STATEMENTS
(continued)


--------------------------------------------------------------------------------
5. FINANCIAL HIGHLIGHTS

CORNERSTONE II

                                                  FOR THE PERIOD FROM
                                                  JANUARY 1, 2008 TO        FOR THE YEARS ENDED
                                                   NOVEMBER 30, 2008            DECEMBER 31,
                                                    (LIQUIDATION OF   -------------------------------
                                                   THE PARTNERSHIP)      2007       2006       2005
                                                  ------------------- ---------  ---------  ---------
PER UNIT OPERATING PERFORMANCE:
NET ASSET VALUE, JANUARY 1:                          $    3,344.64    $3,453.29  $3,753.50  $4,658.88
                                                     -------------    ---------  ---------  ---------
NET OPERATING RESULTS:
   Interest Income                                           45.95       122.52     133.97      99.05
   Expenses                                                (292.03)     (345.42)   (367.95)   (385.64)
   Realized Profit (Loss)/(1)/                            1,447.28       182.33      22.15    (216.88)
   Unrealized Loss                                          (54.45)      (68.08)    (88.38)   (402.51)
   Proceeds from Litigation Settlement                     --             --         --          0.60
                                                     -------------    ---------  ---------  ---------
   Net Income (Loss)                                      1,146.75      (108.65)   (300.21)   (905.38)
                                                     -------------    ---------  ---------  ---------
   Net Asset Value at November 30, 2008 (prior
    to Distributions)                                     4,491.39
   Distributions to Unitholders of Record at
    November 1, 2008:                                    (4,491.39)
                                                     -------------
NET ASSET VALUE AT LIQUIDATION,
 NOVEMBER 30, 2008:                                  $          --
                                                     =============
NET ASSET VALUE, DECEMBER 31:                                         $3,344.64  $3,453.29  $3,753.50
                                                                      =========  =========  =========

FOR THE PERIOD FROM JANUARY 1, 2008
 TO NOVEMBER 30, 2008, AND THE
 CALENDAR YEARS OF 2007, 2006,
 AND 2005:

RATIOS TO AVERAGE NET ASSETS:
   Net Investment Loss                                 (6.7)%/(2)/       (6.7)%     (6.8)%     (7.5)%
   Expenses before Incentive Fees                        8.0 %/(2)/      10.4 %     10.7 %     10.0 %
   Expenses after Incentive Fees                         8.0 %/(2)/      10.4 %     10.7 %     10.0 %
   Net Income (Loss)                                   29.8 %/(2)/       (3.5)%     (9.9)%    (25.0)%

TOTAL RETURN BEFORE INCENTIVE FEES                     34.3 %/(2)/       (3.1)%     (8.0)%    (19.4)%

TOTAL RETURN AFTER INCENTIVE FEES                      34.3 %/(2)/       (3.1)%     (8.0)%    (19.4)%

INCEPTION-TO-DATE-RETURN                              360.7 %/(2)/

COMPOUND ANNUALIZED RETURN                              6.6 %/(2)/

(1)Realized Profit (Loss) is a balancing amount necessary to reconcile the change in Net Asset Value per Unit with the other per Unit information.
(2)For the 11-month period from January 1, 2008 to November 30, 2008.

MORGAN STANLEY CORNERSTONE FUNDS

NOTES TO FINANCIAL STATEMENTS
(continued)



CORNERSTONE III

                                                  FOR THE PERIOD FROM
                                                  JANUARY 1, 2008 TO        FOR THE YEARS ENDED
                                                   NOVEMBER 30, 2008            DECEMBER 31,
                                                    (LIQUIDATION OF   -------------------------------
                                                   THE PARTNERSHIP)      2007       2006       2005
                                                  ------------------- ---------  ---------  ---------
PER UNIT OPERATING PERFORMANCE:
NET ASSET VALUE, JANUARY 1:                          $    4,137.34    $4,089.95  $3,961.07  $4,218.77
                                                     -------------    ---------  ---------  ---------
NET OPERATING RESULTS:
   Interest Income                                           59.78       144.26     156.07      96.39
   Expenses                                                (315.96)     (374.19)   (368.45)   (304.82)
   Realized Profit (Loss)/(1)/                            1,924.91       220.59     403.85    (119.06)
   Unrealized Profit (Loss)                                (210.57)       56.73     (62.59)     65.58
   Proceeds from Litigation Settlement                     --             --         --          4.21
                                                     -------------    ---------  ---------  ---------
   Net Income (Loss)                                      1,458.16        47.39     128.88    (257.70)
                                                     -------------    ---------  ---------  ---------
   Net Asset Value at November 30, 2008 (prior
    to Distributions)                                     5,595.50
   Distributions to Unitholders of Record at
    November 1, 2008:                                    (5,595.50)
                                                     -------------
NET ASSET VALUE AT LIQUIDATION,
 NOVEMBER 30, 2008:                                  $          --
                                                     =============
NET ASSET VALUE, DECEMBER 31:                                         $4,137.34  $4,089.95  $3,961.07
                                                                      =========  =========  =========

FOR THE PERIOD FROM JANUARY 1, 2008,
 TO NOVEMBER 30, 2008 AND THE
 CALENDAR YEARS OF 2007, 2006,
 AND 2005:

RATIOS TO AVERAGE NET ASSETS:
   Net Investment Loss                                 (5.3)%/(2)/       (5.8)%     (5.2)%     (5.5)%
   Expenses before Incentive Fees                        6.6 %/(2)/       9.5 %      9.1 %      8.1 %
   Expenses after Incentive Fees                         6.6 %/(2)/       9.5 %      9.1 %      8.1 %
   Net Income (Loss)                                   29.6 %/(2)/        0.5 %      3.3 %     (7.9)%

TOTAL RETURN BEFORE INCENTIVE FEES                     35.2 %/(2)/        1.2 %      3.3 %     (6.1)%

TOTAL RETURN AFTER INCENTIVE FEES                      35.2 %/(2)/        1.2 %      3.3 %     (6.1)%

INCEPTION-TO-DATE-RETURN                              473.9 %/(2)/

COMPOUND ANNUALIZED RETURN                              7.6 %/(2)/

(1)Realized Profit (Loss) is a balancing amount necessary to reconcile the change in Net Asset Value per Unit with the other per Unit information.
(2)For the 11-month period from January 1, 2008 to November 30, 2008.

MORGAN STANLEY CORNERSTONE FUNDS

NOTES TO FINANCIAL STATEMENTS
(concluded)



CORNERSTONE IV

                                                  FOR THE PERIOD FROM
                                                  JANUARY 1, 2008 TO         FOR THE YEARS ENDED
                                                   NOVEMBER 30, 2008            DECEMBER 31,
                                                    (LIQUIDATION OF   --------------------------------
                                                   THE PARTNERSHIP)      2007       2006       2005
                                                  ------------------- ---------  ---------  ----------
PER UNIT OPERATING PERFORMANCE:
NET ASSET VALUE, JANUARY 1:                          $    4,833.63    $5,625.92  $5,879.98  $ 7,287.51
                                                     -------------    ---------  ---------  ----------
NET OPERATING RESULTS:
   Interest Income                                           65.10       184.38     205.70      151.80
   Expenses                                                (303.56)     (386.42)   (414.78)    (449.43)
   Realized Profit (Loss)/(1)/                            2,026.58      (361.57)      9.94     (750.70)
   Unrealized Profit (Loss)                                  65.66      (228.68)    (54.92)    (359.20)
                                                     -------------    ---------  ---------  ----------
   Net Income (Loss)                                      1,853.78      (792.29)   (254.06)  (1,407.53)
                                                     -------------    ---------  ---------  ----------
   Net Asset Value at November 30, 2008 (prior
    to Distributions)                                     6,687.41
   Distributions to Unitholders of Record at
    November 1, 2008:                                    (6,687.41)
                                                     -------------
NET ASSET VALUE AT LIQUIDATION,
 NOVEMBER 30, 2008:                                  $          --
                                                     =============
NET ASSET VALUE, DECEMBER 31:                                         $4,833.63  $5,625.92  $ 5,879.98
                                                                      =========  =========  ==========

FOR THE PERIOD FROM JANUARY 1, 2008,
 TO NOVEMBER 30, 2008 AND THE
 CALENDAR YEARS OF 2007, 2006,
 AND 2005:

RATIOS TO AVERAGE NET ASSETS:
   Net Investment Loss                                 (4.5)%/(2)/       (3.9)%     (3.9)%      (4.9)%
   Expenses before Incentive Fees                        5.7 %/(2)/       7.5 %      7.7 %       7.4 %
   Expenses after Incentive Fees                         5.7 %/(2)/       7.5 %      7.7 %       7.4 %
   Net Income (Loss)                                   31.8 %/(2)/      (15.6)%     (6.0)%     (24.5)%

TOTAL RETURN BEFORE INCENTIVE FEES                     38.4 %/(2)/      (14.1)%     (4.3)%     (19.3)%

TOTAL RETURN AFTER INCENTIVE FEES                      38.4 %/(2)/      (14.1)%     (4.3)%     (19.3)%

INCEPTION-TO-DATE-RETURN                              585.9 %/(2)/

COMPOUND ANNUALIZED RETURN                              9.3 %/(2)/

(1)Realized Profit (Loss) is a balancing amount necessary to reconcile the change in Net Asset Value per Unit with the other per Unit information.
(2)For the 11-month period from January 1, 2008 to November 30, 2008.

                    Demeter Management Corporation
                    522 Fifth Avenue, 13th Floor
                    New York, NY 10036

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